Mail Stop 0306


March 7, 2005

Mr. Tetsuya Kawakami
Senior Managing Director
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma, Kadoma-shi
Osaka 571-8501, Japan


		RE: 	Matsushita Electric Industrial Co., Ltd.
			Form 20-F for fiscal year ended March 31, 2004
      File No.  001-06784

Dear Mr. Kawakami,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the fiscal year ended March 31, 2004

Item 5 - Operating and Financial Review and Prospects - Page 32

Key performance indicators - Page 35

1. We note you have identified free cash flow and capital investment as key performance indicators. We consider theses non-gaap measures.
Please revise future filings to disclose the following information:
a. the manner in which you these non-gaap measures to conduct or evaluate your business;
b. the material limitations associated with the use of these measures,
c. the manner in which you compensate for these limitations when using these measures; and
d. the substantive reasons why these measures provide useful information to investors.

Please provide us with your proposed revised disclosure. For reference see Question 13 of the Frequently Asked Questions
Regarding
the Use of Non-GAAP Financial Measures.

Consolidated Balance Sheets - Page 100

2. We note that you have 864,965 million yen classified as other investments and advances, of which 416,725 million yen relate to available for sale securities. For the remaining investments and advances please revise future filings to disclose the basis of determining the amounts shown in the balance sheet along with your accounting policies for such investments.

Consolidated Statements of Operations - Page 102

3. Please revise future filings to conform your statement of operations to Rule 5-03 of Regulation S-X. Provide your proposed statement of operations in a supplemental response.

Consolidated Statements of Cash Flows - Page 104

4. Please revise future filings to separately show cash flows from purchases, sales, and maturities of available-for-sale securities in the statement of cash flows. See paragraph 18 of SFAS 115.


Note (1) Summary of Significant Accounting Policies - Page 106

(c) - Principles of Consolidation - Page 107

5. In a supplemental response and in future filings describe the accounting basis for consolidating your subsidiaries.

 (d) - Revenue Recognition - Page 107

6. We note from your disclosures on page 25 that you use independent agents and distributors in certain markets, tell us and revise future filings to disclose whether sales to distributors contain any rights of return or price protection privileges and, if so, explain how you comply with SFAS 48 and EITF 01-09.

7. As a related matter, please disclose how you account for sales returns and your methodology for determining a reserve for sales returns, if any. In addition, if changes in estimated returns recognized are material, please disclose. Refer to SFAS 48.

Note (2) - Acquisition

8. We note that a significant portion of your acquisition price in this acquisition and the acquisition disclosed in note 20 was allocated to goodwill. In a supplemental response please tell us how you determined to allocate the excess purchase price between goodwill, intangible assets and property, plant and equipments. Specifically discuss the reasons for not allocating more of the excess purchase price to intangible assets such as customer relationships, contracts, technology, etc. For reference see SFAS 141.

Note (4)  - Investments in and Advances to, and Transactions with
Associated Companies

9. We note that you have taken significant losses deemed to be other
than temporary on your investments in associated companies and your
available-for-sale securities.   In future filings, please revise
this footnote and your available-for-sale footnote to clearly disclose your policy for determining whether and when an other-than-temporary impairment has occurred. Clearly disclose how you calculate the amount of an impairment recorded, including how you evaluate each equity security, those with and without market values.


Note (6) - Leases - Page 118

10. We note significant sale lease back transactions occurred during the three year period ended March 31, 2004. If applicable, you should disclose that these transactions were with special-purpose entities (SPEs). Additionally you should also disclose your accounting policy for SPEs and how these SPEs have met the qualifying
SPE criteria outlined in paragraphs 35 and 36 of SFAS 140.

Note (14) - Supplementary Information to the Statements of
Operations
and Cash Flows - Page 139

11. We note the reference to costs for closure and integration costs
related to manufacturing facilities and early retirement programs
incurred in 2004.    Furthermore we note your reference in Item
5.D
Trend Information that you expect to incur additional restructuring charges of 80 billion yen in fiscal 2005. Please include in your future filings the disclosures required by SAB Topic 5-P and FAS 146.


*	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-2813 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202)
942-1984.


      								  Sincerely,


								  Daniel Gordon
								  Branch Chief
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Mr. Tetsuya Kawakami
Matsushita Electric Industrial Co., Ltd.
March 7, 2005
Page 5